May 22, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Purcell

RE:	Navios Maritime Partners L.P.
Registration Statement on Form F-3
Filed May 11, 2023
File No. 333-271842

Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Navios Maritime Partners L.P. (the “Registrant”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form F-3 (File No. 333-271842) (the “Registration Statement”), so that it may become effective at 4:30 p.m. (Eastern Time) on Wednesday, May 24, 2023, or as soon thereafter as practicable, unless the Registrant notifies you otherwise prior to such time.

Please contact Todd Mason of Thompson Hine LLP at (212) 908-3946 with any comments or questions regarding the Registration Statement, this letter or related matters.

Very truly yours,

Navios Maritime Partners L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou Chief Executive Officer